Exhibit 99.1

Caledonia Mining Corporation Plc

Results for the Second Quarter and First Half of 2017

(NYSE: CMCL, AIM: CMCL, TSX: CAL)

St Helier, 14 August 2017 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces its operating and financial results for the second quarter of 2017 (“Q2” or the “Quarter”).

Gold production in the Quarter was little changed when compared to Q2 2016; adjusted earnings for the first half of 2017 were 45.7 cents, six per cent. higher than in the first half of 2016.

	Q2 2016	Q2 2017	H1 2016	H1 2017	Comment
Gold produced (oz)	12,510	12,521	23,332	25,315	Gold production in the Quarter was affected by underground logistical constraints on materials handling
On-mine cost per ounce ($/oz)[1]	629	696	658	677	On-mine costs per ounce were adversely affected by lower grade
All-in Sustaining Cost ($/oz) (“AISC”)	930	855	937	856	All-in sustaining costs remain under control and within guidance year to date
Average realised gold price ($/oz)	1,252	1,235	1,211	1,224	Gold prices for the Quarter were stable and reflect the market gold prices
Gross profit[2]	5,936	5,035	9,824	10,861	Gross profit in the Quarter was adversely affected by higher production costs
Net profit attributable to shareholders	3,607	694	4,150	3,032	The Quarter was adversely affected by share-based payments and a higher effective tax rate; Q2 2016 benefited from $2.4 million proceeds from sale of treasury bills
Adjusted basic earnings per share (“EPS”)[3] (cents)	30.5	18.9	43.0	45.7	Earnings declined 38 per cent. for the Quarter; six month earnings are 6 per cent. higher than H1 2016
Net cash and cash equivalents	10,581	10,878	10,581	10,878	Cash balances remain adequate and stable during the Quarter
Cash from operating activities	7,215	4,701	8,964	6,480	Robust cash generation to support continued investment

____________________

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this announcement.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Per share data has been adjusted to reflect the effective 1-for-5 consolidation which took place on June 26, 2017.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Commenting on the results, Steve Curtis, Chief Executive Officer, said:

“Production and financial performance at the Blanket Mine (“Blanket”) was adversely affected in the Quarter by lower grades and some logistical difficulties in underground material handling. Adjusted EPS of 18.9 cents is 38 per cent. lower than in the corresponding period in 2016; adjusted earnings for the first half of the year were 45.7 cents – six per cent. higher than in the first half of 2016. Notwithstanding the challenges during the Quarter, Caledonia continues to deliver earnings in-line with the previous period and we anticipate being in a position to grow from this base as our investment to increase production bears fruit.

“Management have implemented several remedial measures in the Quarter to improve our underground material handling capacity and to address the logistical constraints. The benefit of these actions was evident in July when we saw an improvement in ore tonnages, grade and gold recoveries. I expect that further benefits will be realised in the second half of 2017. We remain confident of achieving our 2017 full year guidance of between 52,000 and 57,000 ounces.

“It is important for investors to note that we expect the underground bottlenecks to be fully alleviated with the completion of the new Central Shaft, which is expected to be in production in the fourth quarter of 2018.

“Sadly, our safety performance suffered a serious setback with Blanket experiencing two fatal accidents in recent months. I join with my colleagues and fellow directors in expressing our sincere condolences to the families and colleagues of the deceased and assure all our stakeholders at Blanket of our continued and unwavering commitment to safe and sustainable operations.

“We experienced a marginally weaker average realised gold price for the Quarter of $1,235.Lower than expected grades contributed to a 10.6 per cent. increase in on-mine costs from $629 per ounce to $696 per ounce.

“All-in sustaining costs remain under control at $855 per ounce for the Quarter, a decrease of eight per cent. on the corresponding period in 2016. We remain confident of achieving our full year AISC guidance of between $810 and $850 per ounce.

“Operating cash flow in the Quarter of $4.7 million contributed to a strong balance sheet and supports the funding of the Central Shaft project. The Company’s gross cash position at the end of the Quarter was $10.9 million, approximately flat on the previous quarter and year. To keep cash balances flat during a quarter in which we invested $4.2 million and paid a quarterly dividend of $0.7 million is testament to the strong cash generation of the mine.

“The Central Shaft project continues to progress well with pleasing progress in shaft sinking during the Quarter. The shaft is currently at a depth of 870m below surface. The Central Shaft is expected to enable the mine to produce 80,000 ounces by 2021. We are now in the third year of the project and are excited by the significant potential that the Central Shaft has to improve the efficiency, and extend the life of operations at Blanket. Once complete, it is expected to enhance the operating efficiency through reduced travel times for employees to get to mining areas, shorter tramming distances and reduced time required to hoist ore to surface. The Central Shaft will also allow us to increase the pace of deep level exploration and development, securing the future of the mine for many years to come.

“We are also pleased to have executed a successful one-for-five share consolidation during the Quarter which was undertaken in support of the migration of the company’s trading from the OTCQX to a listing on the NYSE American. Caledonia hopes that the NYSE American listing will facilitate access to an enlarged pool of potential investors in the United States which it is anticipated will lead to increased liquidity in the Company’s shares. We look forward to engaging actively with existing and potential new shareholders in the US market.”

Strategy and Outlook

Caledonia remains on track to achieve the production target of 80,000 ounces by 2021 at its Zimbabwean subsidiary, Blanket Mine. The Company’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Implementation of the Investment Plan remains on target in terms of timing and cost. Caledonia’s board and management believe the successful implementation of the fully funded Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long term future. Caledonia continues to evaluate further investment opportunities.

Dividend Policy

In July, 2016 Caledonia announced an increase in its quarterly dividend to 1.375 cents per pre consolidation share, or 5.5 cents per annum, an increase of 22 per cent. Following the Company’s one-for-five share consolidation in June 2017 the dividend was increased by an amount commensurate to the consolidation (i.e. fivefold) to 27.5 cents per share post consolidation. The dividend of 27.5 cents per annum, payable quarterly at a rate of 6.875 cents, represents Caledonia’s current dividend policy. It is envisaged that the dividend of 27.5 cents per annum will be maintained.

Following the implementation of indigenisation in September 2012, Caledonia owns 49 per cent. of the Blanket Mine in Zimbabwe. Caledonia continues to consolidate Blanket and the operational and financial information set out below is on a 100 per cent. basis unless otherwise indicated.

For further information please contact:

Shareholder Conference Call

A presentation of the results for the Quarter and the outlook for Caledonia is available on Caledonia’s website (www.caledoniamining.com). Management will host a conference call at 1500 UK Time on the 15th August 2017.

Details for the call are as follows:

Date: 15 August 2017

Time: 1500 London, 1600 Johannesburg, 1600 Zurich and Frankfurt, 1000 Toronto and New York

Password: Caledonia

UK Toll free	0808 109 0700
USA Toll free	1 866 966 5335
South Africa Toll free	0 800 980 512
Canada Toll free	1 800 608 0547
Other (standard International access)	+44 (0) 20 3003 2666

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 and is disclosed in accordance with the Company's obligations under Article 17 of those Regulations.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($’000’s)

	3 months ended June 30		6 months ended June 30
	2016	2017	2016	2017

Revenue	15,681	15,484	29,104	31,933
Royalty	(785)	(776)	(1,457)	(1,599)
Production costs	(8,081)	(8,814)	(16,123)	(17,912)
Depreciation	(879)	(859)	(1,700)	(1,741)
Gross profit	5,936	5,035	9,824	10,861
Other income	17	557	74	1,201
Administrative expenses	(1,799)	(1,493)	(3,236)	(2,934)
Foreign exchange gain/(loss)	(228)	83	(200)	19
Cash settled share based payment	(159)	(959)	(250)	(1,369)
Sale of Blanket Mine treasury bills	3,203	-	3,203	-
Margin call on gold hedge	-	-	(435)	-
Operating profit	6,970	3,223	8,980	7,598
Net finance cost	(53)	(10)	(89)	(17)
Profit before tax	6,917	3,213	8,891	7,581
Tax expense	(2,381)	(2,090)	(3,507)	(3,550)
Profit for the period	4,536	1,123	5,384	4,031

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	(131)	60	(27)	133
Total comprehensive income for the period	4,405	1,183	5,357	4,164

Profit attributable to:
Shareholders of the Company	3,607	694	4,150	3,032
Non-controlling interests	929	429	1,234	999
Profit for the period	4,536	1,123	5,384	4,031

Total comprehensive income attributable to:
Shareholders of the Company	3,476	754	4,123	3,165
Non-controlling interests	929	429	1,234	999
Total comprehensive income for the period	4,405	1,183	5,357	4,164

Earnings per share (cents)
Basic	33.5	6.1	38.3	27.6
Diluted	33.3	6.1	38.1	27.5
Adjusted earnings per share (cents) (i)
Basic	30.5	18.9	43	45.7

Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2016	2017	2016	2017
Cash flows from operating activities
Cash generated from operations	7,902	5,459	9,835	7,874
Net interest paid	(54)	(4)	(90)	(5)
Tax paid	(633)	(754)	(781)	(1,389)
Net cash from operating activities	7,215	4,701	8,964	6,480

Cash flows from investing activities
Acquisition of Property, plant and equipment	(4,926)	(4,223)	(8,230)	(7,519)
Proceeds from property, plant and equipment	3	-	59	-
Net cash used in investing activities	(4,923)	(4,223)	(8,171)	(7,519)

Cash flows from financing activities
Dividends paid	(599)	(727)	(1,197)	(1,452)
Repayment of term loan facility	-	(375)	-	(750)
Share repurchase	-	(146)	-	(146)
Share issued	47	-	105	-
Net cash used in financing activities	(552)	(1,248)	(1,092)	(2,348)

Net decrease in cash and cash equivalents	1,740	(770)	(299)	(3,387)
Effect of exchange rate fluctuations on cash held	-	(74)	-	(70)
Cash and cash equivalents at beginning of the period	8,841	11,722	10,880	14,335
Cash and cash equivalents at end of the period	10,581	10,878	10,581	10,878

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	June 30
		2016	2017
Total non-current assets		64,917	71,021
Inventories		7,222	8,064
Prepayments		810	3,611
Trade and other receivables		3,425	4,720
Cash and cash equivalents		14,335	10,878
Total assets		90,709	98,294
Total non-current liabilities		21,560	22,587
Current portion of term loan facility		1,410	1,545
Trade and other payables		8,077	10,141
Income taxes payable		345	1,303
Total liabilities		31,392	35,576
Equity attributable to shareholders		55,609	57,881
Non-controlling interests		3,708	4,837
Total equity and liabilities		90,709	98,294